EXHIBIT 99.1

INNATE PHARMA ANNOUNCES CONFERENCE CALL AND WEBCAST FOR THIRD QUARTER 2025 RESULTS AND BUSINESS UPDATES

Marseille, France, November 5, 2025, 7:00 A.M. CET

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that the Company will hold a conference call on Thursday, November 13, 2025, at 2 p.m. CET / 8 a.m. ET, to give an update on business progress during the third quarter of 2025.

Participants during the call will be:
•Jonathan Dickinson, Chief Executive Officer
•Sonia Quaratino, Executive Vice President, Chief Medical Officer
•Yannis Morel, Executive Vice President, Chief Operating Officer
•Stéphanie Cornen, Vice President, Investor Relation, Communication and Commercial Strategy
•Frédéric Lombard, Senior Vice President, Chief Financial Officer

Details for the Virtual Event

The live webcast will be available at the following link: https://events.q4inc.com/attendee/424851735

Participants may also join via telephone using the following registration link: https://events.q4inc.com/analyst/424851735?pwd=_b%5EEVw8x

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its antibody-engineering expertise, the company has developed innovative therapeutic approaches, including monoclonal antibodies (mAbs), Antibody Drug Conjugates (ADC) and multi-specific NK Cell Engagers through its proprietary ANKET® (Antibody-based NK cell Engager Therapeutics) platform.
Innate’s portfolio includes lacutamab, an anti-KIR3DL2 mAb developed in advanced forms of cutaneous T cell lymphomas and peripheral T cell lymphomas, IPH4502, a differentiated Nectin-4 ADC in development in solid tumors, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as renowned research institutions, working together to accelerate innovation, research and development for the benefit of patients.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Innate Pharma
Stéphanie Cornen
stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Medias
communication@innate-pharma.fr